Exhibit 99.39

ASX Market Announcement

US Patent Office Grants Patent for COVID-19 Risk Test

Melbourne, Australia, 23 February 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease is pleased to announce the granting of US Patent No: US 11,257,569, Methods of assessing risk of developing a severe response to Coronavirus infection.

The granted US patent covers the proprietary technology incorporated into GTG’s geneType COVID-19 Risk Test, which provides a probability that a person will develop severe symptoms requiring hospitalization should they become infected.

GTG’s CEO, Simon Morris commented “The granting of this patent is another important step in securing the commercial opportunity for our geneType COVID-19 Risk Test. We believe there is a significant and realizable market for our COVID-19 Risk Test. In conjunction with our partners we are well positioned to drive forward with our sales and marketing endeavors and potentially providing an improvement in health outcomes for patients at risk of developing severe COVID-19 disease.”

The COVID-19 Risk Test is designed to predict disease severity providing a risk score that can be used to understand a person’s risk of contracting a serious case of COVID-19. Employers, governments, and other public health entities may use the data to make informed decisions about disease risk, treatment options, and importantly guiding vaccination and booster priorities.

According to the Centers for Disease Control and Prevention, only 71.2% of the US population is fully vaccinated leaving approximately 95 million Americans unvaccinated. The geneType COVID-19 Risk Test could assist these people to better understand their risk of severe disease, while providing those who are vaccinated (approximately 235 million people) with an understanding of the necessity to obtain a booster if they are at high risk of severe disease.

GTG’s Chief Scientific Officer, Dr Richard Allman said, “The currently circulating omicron and delta SARS-CoV-2 variants are both highly transmissible and the Company believes that the geneType COVID-19 Risk Test will maintain broad applicability across variant types and complement current public health efforts in vaccine and booster uptake.”

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Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Authorised by the Board of Genetic Technologies Limited

Investor Relations (AUS)

Stephanie Ottens

Market Eye

M: +61 434 405 400

E: stephanie.ottens@marketeye.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.genetype.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000